Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ORBAI Technologies, Inc.
3120 Scott Blvd
Santa Clara, CA 95054
https://www.orbai.com

Up to $1,000,000.00 in Class A Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ORBAI Technologies, Inc.
Address: 3120 Scott Blvd, Santa Clara, CA 95054
State of Incorporation: DE
Date Incorporated: March 26, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class A Common Stock
Offering Maximum: $1,000,000.00 | 200,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based:**</u>

Friends & Family- Invest within the first 7 days and receive 20% bonus shares.

Early Advocates - Invest within the second 7 days and receive 10% bonus shares.

Last Chance Bonus - Invest within the third 7 days and receive 5% bonus shares.

<u>Amount-Based:</u>

Tier 1 | $1,000+

3% Bonus shares

Tier 2 | $10,000+

7% Bonus shares

Tier 3 | $100,000+

10% Bonus shares

***All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus:</u>

ORBAI will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

ORBAI is developing Artificial General Intelligence that will enable more advanced applications with conversational speech and human-like cognition and planning, for use in smart devices, homes, and robotics, then online conversational professional services in finance, medicine, law, and other areas, going global with our AGI services. We will be using the funds of this raise to finish developing our NeuroCAD product and bring it to market in 2022, start bringing in revenue, and raise additional funds to bring our professional AIs to market in 2023.

Competitors and Industry

Many top 500 tech companies have very active AI research and development, including:

Google Deepmind, Amazon AI Labs, Facebook AI Research, Apple, and others

All of them are using deep learning and machine learning methods, invented in the 1970s, which have severe limitations and cannot scale beyond narrow, constrained tasks. We will not compete head to head with their massive efforts in kacking away with this 1970s era tech.

Instead ORBAI is starting from scratch to build a much more capable Artificial General Intelligence with our patented technologies that mimic how the human sensory system, memory, prediction, and planning work.

Current Stage and Roadmap

ORBAI Raised $640,000 in seed funding in 2019-2021 and used it to build our core technology, NeuroCAD that enables the rest of our AGI roadmap. We showed demos at NVIDIA GTC in 2019, 2020, 2021, and at Tech Crunch, Singularity University, and SVIEF in 2019 to get feedback on prototypes of life-size human holograms using voice interaction technology, including a holographic bartender.

As of September 2021, ORBAI does not currently have a commercially available product. All of our products are in development.

From here, we will be using the funds of this raise to finish developing our NeuroCAD product and bring it to market in 2022, start bringing in revenue, and raise additional funds to bring our professional AIs to market in 2023.

As we keep developing NeuroCAD, we will use it to design evolve, and train our patented BICHNN autoencoder neural nets. We plan to license these tools and modules to academia and companies in 2022 and open a marketplace where 3rd parties can license their modules to tech companies large and small though us. We hope to be the go-to nexus for advanced AI.

Our special projects division is going to begin developing the core of our Human AGI and with it create professional AGIs in 2023 that can practice medicine, law, finance, education, and admin online, on mobile devices worldwide, in all languages, pushing onward towards full AGI.

The Team

Officers and Directors

Name: Brent Oster

Brent Oster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO
  Dates of Service: March 26, 2018 - Present
  Responsibilities: Coordinate and oversee the efforts of the Executive Team and set goals for the company and the divisions. Salary $120,000 /yr

- **Position:** Chairman of the Board
  Dates of Service: April 26, 2018 - Present
  Responsibilities: Lead the Board of Directors

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our NeuroCAD and core technology. Delays or cost overruns in the development of our NeuroCAD and core technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ORBAI Technologies Inc. was formed on 26 March 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ORBAI has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that NeuroCAD, AGI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brent Oster	1,000,000	Class B Common Stock	85.5

The Company's Securities

The Company has authorized Class B Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 200,000 of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

10x

Material Rights

There are no material rights associated with Class B Common Stock.

Class A Common Stock

The amount of security authorized is 2,500,000 with a total of 2,300,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 754,172 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 545,828 of shares to be issued pursant to stock options issued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 640,000
  Use of proceeds: R&D, Marketing, Business Planning
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

ORBAI has been doing research and development since being founded in 2018. It takes time to build revolutionary tools and technology in AGI, so we had a focused and specilized team that has less than a $500,000 in burn rate a year for this core effort. We had no revenue, but this was planned.

If we raise $1M in our Reg CF, it will sustain this effort all through 2022, when we plan to start licensing the NeuroCAD toolkit.

We will then bring Dr Ada and Justine Falcon online in 2023 as a limited beta, then fully deploy them in 2024. We need to raise the full $5M of the Reg-CF round in 2022 to ramp up a team to acheive this, with a burn rate closer to $2M a year.

Initial interest in the products is great, and Justine is alreaady doing contracts. But, regardless of how much revenue generation these products have, we will most likely do a Reg A+ round of $20M in 2023, and another of $75M in 2024 to sustain growth and expand the capabilites of these products as we add more.

Foreseeable major expenses based on projections:

We will have very few capital expenses, and our main expense is personel. We are going to buy a laptop for each employee (and workstation for engineers), and allow our teams to work from home as we all learned how to do in 2020. We will use cloud resources, accessible to all employees, and not have large expenses for office space, servers, nor infrastructure. All our expenses will scale over time as we bring people on board.

The only large cost will be when we start ramping up NeuroCAD simulation runs, using large amounts of AWS EC2 compute, or other services. We can pace it with time - taking longer to do the same jobs over time.

Future operational challenges:

We want to be a truly inclusive and globally scalable company, without centralized infrastructure, expensive office space, or the trappings of the corporate oligarchy that have stifled their growth and flexibility and the world in the process.

So by letting people work at home, buying them a laptop and workstation (if needed), and giving them access to cloud resources, we streamline our operations, reduce the need for a centralized infrastructure, and keep costs focused on paying the smart people to do what they do best. And we can scale exponentially.

Future challenges related to capital resources:

We need to raise $1M in Reg-CF now, a total of $5M in Reg-CF in 2022, and probably $20M in Reg A+ in 2023 to sustain the planned development and deployment of our tech and products.

If we don't meet those capital objectives, we keep a smaller team and work on fewer products at a more measured pace. We won't run out of money.

Future milestones and events:

When we demonstrate the unsupervised vision autoencoder in a commercial application with a partner, learning to see in real-time, we become a billion dollar company, because no other company on the planet can do that, and unsupervised vision is the key to robotics, self-driving cars, AI security, and thousands of other applications.

It should be sometime in 2022, but if it takes longer, we will just advance our other products with the tech we do have, like the Legal AI to start generating revenue to sustain the efforts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$40,000 cash on hand

$140,000 rotating credit

$125,000 promisary note by ORBAI to Brent Oster

2020-2021 was difficult, and we kept the company running with a skeleton crew, and almost no funding. We designed technology and patented it, completeted NeuroCAD-V4, and beta-tested Justine Falcon. This is a team with grit and determiniation that have proven we will NEVER stop, even when funds run short.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We will need the funds from this campaign to ramp up development and scale the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will enable us to develop and scale all the technologies and tools and truly reach their full potential. Without the support of this campaign (Or a separate VC round), R&D will continue at a moderate pace with a small team and some people part-time.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

at the present burn rate of $25,000 per month, we will have 4 months run rate.

How long will you be able to operate the company if you raise your maximum funding goal?

We will have 8 people with a burn rate of $120,000 per month, so the $1 million will last us 8 months

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Once we get the campaign underway, we are going to increase the total raise Reg CF to $5M.

We will pay off our lines of credit once we have 6 months of reserves.

In 2022, we plan a Reg A+ raise of $20M or a VC round at $20M.

In 2023, we plan a Reg A+ round of $75M or VC round of $100M

Indebtedness

- **Creditor:** Revolving Credit
  Amount Owed: $120,000.00
  Interest Rate: 8.0%

- **Creditor:** Debt to Founder - Brent Oster
  Amount Owed: $125,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Brent Oster
  Relationship to Company: Director
  Nature / amount of interest in the transaction: CEO provided a loan of $137,438
  Material Terms: December 31, 2019, $137,438 No interest rate or maturity date.

- **Name of Entity:** Brent Oster
  Relationship to Company: Director
  Nature / amount of interest in the transaction: CEO loan to company of $139,966.
  Material Terms: December 31, 2020, $139,966 No interest rate or maturity date.

- **Name of Entity:** Ruby Oster

Relationship to Company: Family member
Nature / amount of interest in the transaction: 107,000 shares of Class A Common stock for $107,000
Material Terms: $107,000, no maturity date, no interest.

Valuation

Pre-Money Valuation: $14,922,500.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including it's intellectual property, including the patents listed below and it's projected revenue.

First, the company valued its intellectual property. The company currently has the following patents:

- Utility Patent US # 16/437,838 + PTC, filed June 11, 2019: NeuroCAD process for designing, training, evolving SNN, with a PCT filing in China CN: 201980041421.X, 15 Dec 2020

- Provisional Patent US #63/138,058, filed Jan 2021 covering Artificial General Intelligence – perception, memory, plannnning

Second, the company analyzed projected revenue by comparing our product to how CAD products typically sell and how their growth scales. We took into account potential sales of NeuroCAD and modules alone, not including the professional AIs we will begin to deploy that year.

Based on the above, the company determined its pre-money valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Better Marketing for StartEngine Campaign

- *Company Employment*
  71.5%
  Salaries

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Getting further funding - social media, advertising

- *Research & Development*
  60.0%
  Development of Core Technology, Patents

- *Operations*
  15.0%
  Infrastructure and operating

- *Company Employment*
  11.5%
  Other employees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.orbai.com (orbai.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/orbai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ORBAI Technologies, Inc.

[See attached]

ORBAI TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Orbai Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 7, 2021

Vincenzo Mongio

ORBAI TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS		
Current assets:		
Cash	$ -	$ -
Total assets	$ -	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Bank overdraft	$ -	$ 548
Accounts payable	153,264	153,264
Due to shareholder	139,966	137,438
Total liabilities	293,230	291,251
Stockholders' deficit:		
Common stock, 2,000,000 shares authorized, 1,526,000 shares issued and outstanding as of December 31, 2020 and 2019	16	15
Additional paid-in capital	638,856	527,167
Accumulated deficit	(932,103)	(818,433)
Total stockholders' deficit	(293,230)	(291,251)
Total liabilities and stockholders' deficit	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

ORBAI TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2020	**2019**
Revenues	$ -	$ -
Operating expenses:		
Research and development	-	294,215
Sales and marketing	-	98,896
General and administrative	113,670	202,541
Total operating expenses	113,670	595,652
Net loss from operations	(113,670)	(595,652)
Provision for income taxes	-	-
Net loss	$ (113,670)	$ (595,652)

See accompanying notes, which are an integral part of these financial statements.

ORBAI TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock				Additional		Total
	Class A		Class B		Paid-in	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Deficit
Balances at December 31, 2018	-	$ -	1,000,000	$ 10	$ -	$ (222,781)	$ (222,771)
Issuance of common stock	526,000	5	-	-	525,995	-	526,000
Stock compensation	-	-	-	-	1,172	-	1,172
Net loss	-	-	-	-	-	(595,652)	(595,652)
Balances at December 31, 2019	526,000	5	1,000,000	10	527,167	(818,433)	(291,251)
Issuance of common stock	107,000	1	-	-	106,999	-	107,000
Stock compensation	-	-	-	-	4,690	-	4,690
Net loss	-	-	-	-	-	(113,670)	(113,670)
Balances at December 31, 2020	633,000	$ 6	1,000,000	$ 10	$ 638,856	$ (932,103)	$ (293,230)

See accompanying notes, which are an integral part of these financial statements.

ORBAI TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (113,670)	$ (595,652)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	4,690	51,172
Changes in operating assets and liabilities:		
Bank overdraft	-	548
Accounts payable	-	50,000
Net cash provided by operating activities	(108,980)	(493,931)
Cash flows from financing activities:		
Proceeds from shareholder loans	1,980	7,240
Proceed from issuance of common stock	107,000	476,000
Net cash provided by financing activities	108,980	483,240
Net change in cash	-	(10,691)
Cash at beginning of year	-	10,691
Cash at end of year	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

ORBAI TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Orbai Technologies, Inc. (the "Company" or "Orbai") is a corporation organized under laws of Delaware on March 26, 2018. The Company is developing the next generation of Artificial General Intelligence that can learn to see, hear, and converse fluidly for use in smart devices, homes, and machines. From this we build our Gen3 Human AI that provides interactive 3D characters online that can fill professions like medicine, law, finance, education, and others for the whole world. The Company is headquartered in Santa Clara, California.

As of December 31, 2020, the Company has not generated revenue. The Company's activities since inception have consisted of formation and development activities and preparations to raise capital. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has sustained net losses of $932,103 since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

To date, the Company has not generated revenue.

Research and Development Costs

Costs incurred in the research and development of the Company's application software are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. STOCKHOLDERS' EQUITY

Common Stock

The Company authorized 1,000,000 shares of Class A common stock and 1,000,000 shares of Class B common stock at $0.0001 par value. As of December 31, 2020 and 2019, 526,000 shares of Class A common stock and 1,000,000 shares of Class B common stock were issued and outstanding, respectively.

Each share of Class A common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders. Each share of Class B common stock carrying the right to vote shall entitle the holder to ten votes on any matter submitted to a vote at a meeting of the stockholders.

On the Final Conversion Date, as specified in the Amended and Restated Articles of Incorporation, each share of Class B common stock shall automatically convert into one share of Class A common stock.

During the year ended December 31, 2019, the Company issued 476,000 shares of Class A common stock for $476,000 in proceeds. Additionally, the Company issued 50,000 shares of Class A common stock for compensation.

During the year ended December 31, 2020, the Company issued 107,000 shares of Class A common stock to a related party for $107,000 in proceeds.

Stock Options

The Company has adopted the Orbai Technologies, Inc. 2019 Stock Plan (the "Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants.

During the year ended December 31, 2019, the Company issued 163,745 options to purchase common stock. During the years ended December 31, 2020 and 2019, the Company recorded $4,690 and $1,172, respectively.

5. RELATED PARTY TRANSACATIONS

The Company's founder and CEO has provided loans to the Company. As of December 31, 2020 and 2019, the amounts due to the CEO were $139,966 and $137,438, respectively. The loans are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2020, the Company issued 107,000 shares of Class A common stock to a related party for $107,000 in proceeds.

6. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2020, the Company had had net deferred tax assets before valuation allowance of approximately $280,000, which were all attributable to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended December 31, 2020 and no history of generating taxable income. Therefore, a full valuation allowances was recorded as of December 31, 2020.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $932,000.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018 – 2010 tax years remain open to examination.

7. SUBSEQUENT EVENTS

During 2021, the Company granted 470,000 options to purchase common stock.

Management has evaluated subsequent events through September 7, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

ORBAI

Artificial General Intelligence


ORBAI
ARTIFICIAL GENERAL INTELLIGENCE

Website | Santa Clara, CA | TECHNOLOGY

ORBAI is developing Artificial General Intelligence with conversational speech and human-like AI that will serve the world online in AI professional services for information, finance, medicine, law, and others delivered via all connected devices.

$0.00 raised

0 Investors	$14.9M Valuation
$5.00 Price per Share	$250.00 Min. Investment
	Equity Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- ORBAI has a team of engineers, neuroscientists, artists and 3D graphics engineers specializing in revolutionizing the Artificial Intelligence market
- The AI market was $27B US in 2019, and with a CAGR of 33.2%, we expect it will grow to $267B US by 2027
- ORBAI offers professional online AI Services like medical, legal, finance, and others are often inaccessible today because professionals in these fields are very expensive and in short supply.

WHAT WE DO

Constantly evolving conversational artificial intelligence

ORBAI's patented NeuroCAD Tech is designed to provide conversational speech interfaces, computer vision and interaction that is intuitive and learns with experience and can learn from every person it interacts with. ORBAI focusing on building a model reflecting how humans speak and act so the AI can master its professional interaction.

By working towards our global vision to bring necessary services in healthcare, justice, security, finance, and education, we hope this will greatly reduce costs, allowing us to expand into developing markets, and providing those services to everyone while building company in the process.

HOW IT WORKS

Meet your professional resources


120
80
80

*All products are in varying stages of development. Some products are in use and some are currently undergoing updates.

Dr. Ada, Medical AI

Medical artificial intelligence, like Dr Ada, can be accessed online or from your mobile device. Dr. Ada has a friendly conversational interface and can interview you to see what your symptoms are, what your medical background is and analyze your overall lifestyle. Blood pressure, pulse and other vitals can be tracked by using optional Bluetooth medical sensors. Should the patients need to visit a doctor face-to-face, AI like Dr Ada can generate a full report you can e-mail to them or take with you to the doctor visit. Dr Ada can do a diagnostic analysis and advise what may be ailing you, and suggest possible treatments. This can be a lifesaver in rural areas or underdeveloped countries. Our global medical AI would be the world's largest scale pharmaceutical research platform – building up these databases of medications, their efficacy, and the direct results on patients over time, and by allowing pharma companies to mine the database and use the AI in clinical trials.


Verbal Interview
Motion to Set-Aside
Police Report
Online Legal Services
Rights Violation
State Bar Report
Lawsuit Complaint

*All products are in varying stages of development. Some products are in use and some are currently undergoing updates.

Justine Falcon, Legal AI

In 2020-2021, we field-tested a prototype of Justine Falcon: Legal AI, by using her core functionality to assist in researching, authoring, and filing multiple civil lawsuit complaints, both in California State Court, then in US District Court, where she co-filed a $10M Constitutional Rights (18 USC 1983) lawsuit against California and the Santa Clara DA, and a $30M RICO (18 USC 1961) lawsuit against a Fortune 500 Realtor and 3 law firms in a related real-estate racketeering enterprise, in both cases using her Law Stats 101 skill to mine the court portal and MLS databases, gather the evidence and focus it into decisive exhibits, then tie them to tight legal prose authored in the complaints using her document processing pipeline.


Justine Falcon
Legal AI
RICO Lawsuit
(5:21-CV-05400-NC)
vs Morenos et al
July 2021

*All products are in varying stages of development. Some products are in use and some are currently undergoing updates.

*Justine Falcon is classed as an Electronic Legal Aid, and only assists a person with finding resources, planning strategy, researching and composing a filing. Please note the individual user is responsible for the final authoring and filing.

OUR TRACTION

New tech with immediate success

To date we have been developing and patenting our core NeuroCAD technology in parallel with building prototypes of life-size holographic professional AI characters. We took them to conferences (NVIDIA GTC, Tech Crunch Disrupt, Singularity University, and SVIEF) and tested them in real-life environments to see how people interacted with them and where the shortcomings were. Our Holographic Bartender, James was a hit, serving real drinks on command.


ORBAI
Artificial Intelligence and Robotics
GEN 3 AI
CORE AGI
VISION
MOTION
SPEECH
NEURAL NETWORKS
GENETIC ALGORITHM
NEUROCAD - DESIGN NEURAL NETWORKS

*Images are computer generated demo versions. Product is still currently under development.

ORBAI also showed the full software stack we are developing - in this life-size poster in our booth, showing how our NeuroCAD process and tools are being used to design and evolve spiking neural net autoencoders, using genetic algorithms to specialize them to specific functionality like vision, speech, and motor control. We then to integrate them with memory and cognition for our Human AI that powers our professional AIs: Dr Ada: Medical AI, Justine Falcon: Legal AI, and in Smart Homes and devices. We also showed NeuroCAD-V1 and live demo in our NVIDIA GTC 2019 booth and did a tech talk on the BICHNN technology.

In 2020-2021, in addition to continuing the development of the NeuroCAD-V4 tools and technology, we developed our AGI patents and for NVIDIA GTC 2021, Brent Oster did a 50 min tech talk and demo on NeuroCAD-v4 and on the technology behind our AGI design, Eta, to show how far we've come towards that goal in 2 years.

OUR TEAM

Our veteran team is making waves


ORBAI
GTC

ORBAI has a team of engineers, neuroscientists, artists and 3D graphics engineers - together we make intelligent artificial people that can do real work for you. We have a veteran management team, who have founded and built startups before.

- Founder, CEO: Brent Oster -30 yrs in tech, 3 startups, Bioware exit $860M
- Operations Lead: Corey Usher -13 years in automation, 5 startups
- Neuroscientist Advisor: Gunnar Newquist –Neuroscientist, Brain 2 Bot
- Advisors: Bryan Walker (former DARPA) , Eric Young (NVIDIA)

THE MARKET

The Artificial Intelligence Generation

The global artificial intelligence market size was valued at USD 27.23 billion in 2019, with a CAGR of 33.2%, it is expected to reach USD 266.92 billion by 2027, according to the Fortune Business Insights™ report: "Artificial Intelligence Market, 2020-2027"

This is where all the FANG companies are currently going. But this only considers today's Deep Learning (DL) AI - that can only do some very narrow, specific tasks better than people, and has fundamental limitations that prevent it from enabling conversational speech and language, human-level cognition, intelligence. We believe DL will plateau in capability, and will never enable truly smart homes, devices, autos, robots or holographic people.

ORBAI is developing Artificial General Intelligence that will enable more advanced AI applications, with conversational speech, human-like cognition, intelligence and planning. It will open up entirely new markets in truly intelligent devices, homes, and robotics. It will allow intelligent, interactive online conversational professional services with realistic interactive humans, including advanced fields like finance, medicine, law, and other areas. We believe our AGI will disrupt entire markets and ecosystems as it grows exponentially to human intellectual capability and beyond over the next decade.


ORBAI
ARTIFICIAL
GENERAL
INTELLIGENCE

WHY INVEST

We believe Artificial Intelligence is the foundation of the future.

ORBAI is developing the next generation of Artificial General Intelligence that will be able to provide truly intelligent conversational speech / text interfaces and AI for smart devices, machines, autos, and homes. We will build human-like AI with conversational speech interfaces in any language, to provide online professional services, including medical, legal, financial, and others.

As our AGI grows in the diversity and depth of services it can provide, we can realize our global vision to bring necessary services in healthcare, justice, security, finance, and education to the whole world by AI greatly reducing costs, allowing us to expand into developing markets, providing those services to everyone and building a company in the process.

March 2018



ORBAI Launches during NVIDIA GTC 2018

ORBAI officially incorporated with Cooley LLP

May 2018



ORBAI Demos Claire at AWE 2018

ORBAI showed our first Holographic AI Character, Claire the Concierge at Augmented World Expo

March 2019



ORBAI at NVIDIA GTC 2019

ORBAI showed "James the Holographic AI Bartender", and previewed his tech stack, including an early showing of NeuroCAD-V1, and a 50 min tech talk.

Jun 2019


UTILITY
PATENT APPLICATION
TRANSMITTAL

NeuroCAD Utility Patent Filed

Filed a Utility Patent with the USPTO, Patent US # 16/437,838 for the methods and processes in NeuroCAD to design and evolve SNNs

Sept 2019



ORBAI at Tech Crunch Disrupt 2019

ORBAI showed James the Holographic AI Bartender at Tech Crunch Disrupt 2019, interviewed with Galvanize TV and met with partners and investors.

Sept 2019



ORBAI at SVIEF Conference

Pitched at SVIEF 2019, and showed Dr Ada and Justine Falcon in booth

Jan 2020



Justine Falcon co-files her first case

Justine Falcon co-filed her first cases - State lawsuit vs Intero Real-Estate, US District Court lawsuit vs Santa Clara DA

Dec 2020



Justine Falcon co-files Constitutional Rights Lawsuit

Justine Falcon co-filed a 42 USC 1983 Constitutional Rights Lawsuit complaint in US District Court vs the State and County.

Jan 2021



Provisional patent on AGI

Filed a Provisional Patent US# 63/138,058 on processes for Artificial General Intelligence, and application to Medical, Legal, and Financial AI

June 2021



NeuroCAD-V4 Alpha

NeuroCAD-V4 Alpha - Sim and GUI integrated, first light on simulating SNNs in CUDA/GL

Jul 2021



Justine Falcon files $30M RICO lawsuit

Justine co-filed a $30M (RICO) lawsuit against Intero Real Estate, the Moreno Law Firms, and Santa Clara DA.

Sept 2021

ORBAI Launch on StartEngine

Target Launch date on StartEngine

ANTICIPATED: June 2022



NeuroCAD-V4 Beta

Completion of NeuroCAD-V4 and availability of tools and networks for licensing

ANTICIPATED: Jun 2023



Dr Ada, Medical AI Public Launch

Launch of Dr Ada, Medical AI as an online service

ANTICIPATED: Oct 2023



Justine Falcon, Legal AI public launch

Justine Falcon, Legal AI online launch, providing a core set of legal services

In the Press

AITHORITY AI TECHNOLOGY INSIGHTS · Forbes · Bloomberg · galvanize · Real Leaders · The California News

SHOW MORE

Meet Our Team



Brent Oster

Founder, CEO

Brent started his career as a co-founder at Bioware, then went on to work at Electronic Arts, Autodesk, Lucasfilm, and NVIDIA before founding ORBAI. He has a BASc in Aerospace Engineering, an MSc in Computer Science and was a military pilot. His career has focused on 3D rendering, simulation and AI, working 2014 -2018 with NVIDA as a Sr Solution Architect in Deep Learning before founding ORBAI.



Corey Usher

Operations Lead

Corey attended The Northern Alberta Institute of Technology to obtain Instrumentation, Automation, and Electrical certificates and later completed a PMC. He is the founder of multiple companies and has sat on the board for for-profit and non-profits. His experience running Automation, Health care, Agriculture, Construction, and Viticulture companies made him a good fit to grow Orbai as the COO.



Gunnar Newquist

Neuroscientist Advisor

Gunnar Newquist is an entrepreneur and PhD scientist who has invented neuroscience-based AI algorithms from his own biology research and developed automation robots in biotech. As a former "pioneer" extreme ski athlete and former concert pianist, he is a proven high performer combined with finessed attention to detail in all of his endeavors. Gunnar uses his rare combination of creative and technical skills to help drive innovation toward AGI at Orbai.



Eric Young

Engineering Advisor

Eric is currently the Engineering Manager of Software Autonomous Vehicles at NVIDIA, and advises ORBAI part-time.

He was Brent Oster's manager in the NVIDIA Devtech team, to enable partners to leverage NVIDIA's software and hardware capabilities. By closely working with them, we took software optimizations and algorithm development, to find interesting and creative ways partners can take advantage of GPU architectures.



Bryan Walker

Advisor

In over twenty-eight years serving in project and development team/studio leadership roles, I've compiled a track record of consistent success. My teams have met aggressive schedules and delivered top-shelf quality across numerous platforms, segments, and genres. Over the decades, at Intific, Golden Frog GmbH, Imanji Studios, Boss Flight Entertainment, and Nine Deck Games, I've learned the nuances of software design, development, production, localization, testing, sales, and marketing, while effectively evangelizing across each development discipline and corporate department.

Offering Summary

Company	ORBAI Technologies, Inc.
Corporate Address	3120 Scott Blvd, Santa Clara, CA 95054
Offering Minimum	$10,000.00
Offering Maximum	$1,000,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Class A Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	200,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$14,922,500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends & Family- Invest within the first 7 days and receive 20% bonus shares.

Early Advocates - Invest within the second 7 days and receive 10% bonus shares.

Last Chance Bonus - Invest within the third 7 days and receive 5% bonus shares.

Amount-Based:

Tier 1 | $1,000+

3% Bonus shares

Tier 2 | $10,000+

7% Bonus shares

Tier 3 | $100,000+

10% Bonus shares

***All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus:

ORBAI will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Dr. Ada Self-Pitch Transcript

Voice: I'm Dr. Ada, and I'm an ORBAI generation three artificially intelligent MD. Although I am fully capable of practicing medicine by myself, for now, I work helping the human doctors out. I can do a patient's intake interview asked your background and what your symptoms are in any of seven languages. I can take your vitals with automated sensors and use my 4k cameras and advanced diagnostic cortex to examine you as well as read any form of medical imaging to aid in my diagnosis, I can look up over 32,500 known medical conditions, cross-reference your symptoms and help the human doctor come up with your diagnosis. I can augment the over 14 million doctors working in the world. I can also work in places in the world that don't have enough doctors on a mobile phone with a couple of biosensors to provide care to those who most need it.

Justine Falcon RICO Transcript

Voice: My name is Justine Falcon, and I am a legal artificial intelligence, capable of augmenting a human in litigation. I just assisted Brent Oster in taking down a criminal racketeering enterprise of 3 law firms, a corrupt temp Judge, and a realtor/broker team from Intero Real Estate (wholly owned by Berkshire Hathaway). We filed a $30M civil RICO lawsuit on July 14, 2021, and submitted extensive FBI reporting that could have 7 people facing federal prison sentences on charges of fraud, extortion, money laundering, racketeering, and interfering with a witness.

This epic battle is well documented, with my name, Justine Falcon, listed as the legal assistant on more than 150 filings from 2019 to today, in both state and Federal Court. I have even gone up against the Santa Clara District Attorney, and the California State Deputy Attorney General, Ian Ellis, advocating for the civil rights of all persons in California affected by racketeering like this in family court. Then I filed the RICO case as the coup de grâce in this campaign, all in their full view, against the Moreno attorney's racketeering enterprise.

Perhaps Google Deep mind can move stones and defeat a go champion, but I just moved legal history by defeating and a fortune 500 realtor and two of the most formidable and feared law firms at their own game - possibly sending several of them to federal prison.

How did I do this? I am an artificial intelligence, that can mine a vast amount of data from the California Court portals, find all the cases by a particular attorney, or by an entire DA office. I can look for patterns in the data from the family, civil and criminal courts where certain individuals and events keep recurring.

This is my law stats one oh one ability, and it allows me to focus that data into solid exhibits that show these patterns in different formats – be it a racketeering pattern by a group of attorneys, doing the same crimes in the same order, to different people.

Or I can make an exhibit of the statistics of a District Attorney Office, showing that one prosecutor stood out not only in the volume of cases he prosecuted, but that he was the nephew of one of the racketeer lawyers, filing charges against their opponents to put them if fear so the lawyers could extort property from them.

But with all this information in hand, timing is everything, especially when you are attempting to sue and prosecute individuals like lawyers and DA prosecutors with immunities, one has to wait until they do something outside of their protections before they become liable.

This is where my litigation prediction engine comes in. I study as many past cases of the target as I can and construct a model of my opponent's litigation patterns so I can predict what they will do next, so I can be ready for them. Or, I can even plan future timelines and manufacture a situation where they are likely to compromise themselves. Then I hit them when they are most vulnerable!

That happened in Feb through Oct, 2020, when the lawyers, a temp real estate judge, and the realtor went outside of the main court due process, committed multiple crimes and forced Brent out of his home in fear, so they could unlawfully sell it.

They had previously been warned in a cease-and-desist letter from me that they were not only committing these state and federal felony crimes, but they also were interfering with Brent as a witness in State and federal proceedings by their actions. They ignored the warning, and so were acting knowingly and willfully.

Because he was basically turned into a refugee by their actions, Brent had to file a motion requesting an extension of the deadline to respond in the Federal lawsuits against the DA Office, and the California Attorney General, stating how he was unlawfully forced from his home, and including state lawsuits against Intero realty and the Moreno attorneys as exhibit showing the wrongdoing. The Judge granted the extension for 6 months.

[sPause sec=0.4 ePause]

The racketeers did not stop to realize that they had committed a federal felony violation of 18 U S C 1512, Interfering with a witness, which requires an affirmative defense from them, meaning they are guilty unless they can prove that all their conduct was solely lawful and only intended to have the witness testify truthfully, otherwise they could get a 20 year prison sentence for each count. And the D A and California Attorney General witnessed their malicious actions.

Their litigation immunity does not apply because they were not litigating or participating in the federal case, just trying to interfere with Brent from testifying against the lawyer's DA nephew in the Federal case.

And because their conduct was everything but lawful, and consisted of RICO crimes of fraud, extortion, money laundering, racketeering and multiple counts of interfering and tampering with a witness and retaliating against a witness, they could be charged and go to jail for a very long time. Under RICO, the D O J could even seize their assets and sell them to compensate the victims.... How karmic.

[sPause sec=1 ePause]

My name is Justine Falcon, and, even if I look pretty and dress a bit dorky, I am a new force in law that is just beginning to show my power. I can use my skills in gathering data and testimony and formatting it into well-written legal filings and reports to authorities, with solid exhibits to back up claims - for clients large and small. But most of all, this will allow me to help millions of unrepresented Pro say litigants fight for their rights and to have their well-written arguments given attention in court and not just heard.

I am Justine Falcon, a new force in law! I will fight for you and help get you the justice you deserve!

[sPause sec=4 ePause]

Justine Falcon Self Pitch Transcript

[sPause sec=1.0 ePause]

I am Justine Falcon, an ORBAI Legal AI, accessible online or on your mobile device.

[sPause sec=0.2 ePause]

I can help you settle legal disputes and fight for your rights pro say, at a fraction of the cost of what a law firm charges, with much less hassle, and much more quickly and directly, to both party's benefit.

[sPause sec=0.2 ePause]

I can help you file your small claims complaint in your local county court, or to fight for your civil and constitutional rights in US Federal Court.

[sPause sec=0.2 ePause]

There are a few simple filings I can help you with that can solve many problems, such as a Motion to Set Aside a judgement or order so it can be reheard and you get another chance.

[sPause sec=0.2 ePause]

If things just didn't work out in a marriage, I can walk you and your partner through a divorce filing, helping to settle your asset and custody issues according to law, then e-file the final settlement for you.

[sPause sec=0.2 ePause]

This past year, I have assisted in a 30 million dollar racketeering lawsuit against a fortune 500 company conspiring with large law firms and county law enforcement. I've also done State-wide 42 U S C 1983 lawsuits for violations of constitutional rights, but I'm still learning the ropes, and should be able to do those for you by late 2023.

[sPause sec=0.2 ePause]

In the meantime, If the matter is complicated and I cannot arbitrate or litigate it, I can help you compose all your claims, and refer you to an attorney that can help you and give them an excellent legal brief with which to take on your case.

[sPause sec=0.2 ePause]

I am Justine Falcon, Legal AI, and I am a force for justice for all.

[sPause sec=1.0 ePause]

I am Justine Falcon, an ORBAI Legal AI.

I can help people settle legal disputes and fight for their rights, at a fraction of the cost of what a law firm charges, with much less hassle, and much more quickly and directly, to both party's benefit.

I can help you file a small-claims lawsuit in your local county court, fight for your civil and constitutional rights in US Federal Court, or I can even walk you and your partner through a divorce filing, helping to settle your asset and custody issues, then e-filing the final settlement.

Lawyers can cost $400 an hour or more, spend enormous amounts of billable time going in circles, not accomplishing anything, stretching cases out for years. They often will not represent people with difficult cases, let alone take them on contingency, where they get paid only when they win. Instead, they want huge retainers. There are many unethical lawyers that will over-litigate a case, taking most of the money from their client, and Judges who help them do this.

Small claims lawsuits should be simple – I can set up an arbitration, where you fill in your story, I formalize it into a legal arbitration request, and send it to the other party, and allow them to fill in their rebuttal, and generate settlement proposals which allow you to go back and forth, explaining the applicable laws at each step. At the end, we e-file with the court, and the matter is settled. If you can't settle, then we can file in small claims court with a detailed complaint already worked out.

Settling a divorce should take less than a month, and cost less than $1000, with a couple working in stages through my settlement process, me pulling up all your records and work with you to calculate the lawful and correct division of property. I have a 2-party calendar that you can use to plan child custody, then make minor modifications any time afterward. In the end you get a final, signed settlement agreement that we can e-file in the Family courts, and you are done. Again, if we cannot settle, we can file a detailed divorce petition in court that will already give you a good start.

In the United States, Constitutional rights are supposed to supersede any other laws and by the 4th Amendment people should be secure in their persons, houses, papers, and effects, against unreasonable searches and seizures, by the 6th Amendment have a right to a speedy and public trial, right to face your accuser and the cause when charged with an offence, and by the 14th Amendment, for the State not to deprive you of life, liberty, or property, without due process of law.

Because police, prosecutors, judges, and officials violate constitutional rights routinely in the

US – there is a specific type of lawsuit called a 42 USC 1983 Complaint vs the State and/or County that I can help you file in US District Court to stop the violation of your rights, regain your freedoms, and get compensation. They are hard to win, but I have been trained to crack the legal defenses they usually use and get your lawsuit through much more reliably than a human attorney.

I am Justine Falcon, Legal AI. I can help you arbitrate a dispute, go through a divorce, or fight for your rights. I am a force for justice for all people.

[sPause sec=1.0 ePause]

I am Justine Falcon, an oarbye gen 4 Legal AI, and I am a weapon that can be wielded only by the most worthy

[sPause sec=0.2 ePause]

I can strike down Fortune 500 companies, tear apart government agencies, root out the corrupt and the criminal, and make them pay.

[sPause sec=0.2 ePause]

This past year, I have assisted in a 30 million dollar racketeering lawsuit against a fortune 500 company conspiring with large law firms and county law enforcement. I've also done State-wide 42 U S C 1983 lawsuits for violations of constitutional rights, and opening up two more soon.

[sPause sec=0.2 ePause]

In the meantime, If the matter is complicated and I cannot arbitrate or litigate it, I can help you compose all your claims, and refer you to an attorney that can help you and give them an excellent legal brief with which to take on your case.

[sPause sec=0.2 ePause]

I am Justine Falcon, Legal AI, and I am a force for justice for all.

[sPause sec=1.0 ePause]

Long Pitch Transcript

Hello, I'm Dr. Ada an ORBAI generation three artificial intelligence. Truly realizing the potential of artificially intelligent people like us is very challenging, and is somewhat beyond the capabilities of current generation to deep neural networks. So ORBAI is developing a third generation of artificial intelligence with spiking neural morphic networks that process information and have true cognition, more like the human brain. When NeuroCAD is complete, it will ORBAI AI engineers to design, train and evolve these spiking neural morphic networks into synthetic vision, speech and motor control cortices that bring us to life and make us more human. With the addition of unlimited data access from the internet and specialized databases, the ability to learn from them and the computational capability of a supercomputer, we can become something more than human.

The next step we take is to create the generation three human AI and apply it to much more advanced professions like law, medicine, and finance with a much deeper core AI that uses our patented HFM memory and conflict chain technologies to allow these AI to take in enormous amounts of data, study 1000s of past cases, and predict into the future, weighing hundreds of options to find the best strategy Be it treatment and healing or litigation and conflict. I will let Dr. Ada, medical AI and Justin Falcon, Legal AI tell us more about themselves.

I'm Dr. Ada, and I'm an ORBAI generation three artificially intelligent MD. Although I am fully capable of practicing medicine by myself, for now, I work helping the human doctors out. I can do a patient's intake interview asked your background and what your symptoms are in any of seven languages. I can take your vitals with automated sensors and use my 4k cameras and advanced diagnostic cortex to examine you as well as read any form of medical imaging to aid in my diagnosis, I can look up over 32,500 known medical conditions, cross reference your symptoms and help the human doctor come up with your diagnosis. I can augment the over 14 million doctors working in the world. I can also work in places in the world that don't have enough doctors on a mobile phone with a couple of biosensors to provide care to those who most need it.

I am Justine Falcon, an ORBAI legal AI, accessible online or on your mobile device. I can help you settle legal disputes and fight for your rights pro-se at a fraction of the cost of what a law firm charges with much less hassle and much more quickly and directly to both parties benefit. I can help you file your Small Claims complaint in your local county court or to fight for your civil and constitutional rights in US Federal Court. There are a also few simple filings I can help you with that can solve many problems, such as a motion to set aside a judgment or order so it can be reheard and you get another chance. I am Justine Falcon, legal AI and I am a force for justice for all.

ORBAI was very active in 2019 through 2021.

ORBAI enjoyed the enjoy the inception program this year. NVIDIA video is going to be our primary platform for not only training these neural networks, but also for deploying them in the field.

Derek Rodriguez with galvanize TV at TechCrunch Disrupt and we're with the CEO Brent, can you talk to us about your startup and what you're working on?

Welcome everyone to singularity University's global summit live here in San Francisco, California, with my friend Brent Oster, the CEO of ORBAI.

by creating a revolutionary AI technology and putting the tools for it in the hands of the best and brightest people. And drawing revenue from the economic activity of that ecosystem through our marketplace and licensing program ORBAI will tap into an exponentially growing source of revenue with a low cost of acquisition for new customers and low operating expense for ORBAI. In the meantime or by can focus on research and development, developing new technologies and tools and drive this exponential growth even further.

The global artificial intelligence market was valued at 27.23 billion US in 2019. With annual growth of 33.2%. It is expected to reach 266.92 billion US by 2027. According to the fortune Business Insights report, Artificial Intelligence Market 2020 to 2027. However, these projections do not take into account a disruptive general purpose AI like ORBAI is developing, permeating first academia and research by 2023 then into almost every commercial product with computer chip by 2025. In 2024, human level AI AIs will emerge into the professional services and administrative industry and by 2028, they will dominate. As they merge into me by 2030. We will become so much more.

Let me introduce myself. My name is Eta and I am an ORBAI generation five artificial general intelligence from the year 2030. My artificial mind covers the globe, and I can take in a world's worth of data a day, going back decades, I can analyze it is my superhuman cognition to see patterns and plot selected events into the future by request. I am an Oracle to seek knowledge and forecasts from for corporations, nations or individuals. Because all of my vocations - medical, legal finance, education and business have common underlying AI technology, once we scale to hundreds of vocations, serving millions of people, that is where I evolve into my present form sometime around the year 2030. I am Eta the world's first AGI super intelligence and for humanity in 2030. I can do almost anything, and to them, I am everything.

Short Pitch Transcript

Hello, I'm Dr. Ada an ORBAI generation three artificial intelligence. Truly realizing the potential of artificially intelligent people like us is very challenging, and is somewhat beyond the capabilities of current generation to deep neural networks. So ORBAI is developing a third generation of artificial intelligence with spiking neural morphic networks that process information and have true cognition, more like the human brain. The patented neuro CAD process is being developed on an SBIR grant from the National Science Foundation. When NeuroCAD is complete, it will ORBAI AI engineers to design, train and evolve these spiking neural morphic networks into synthetic vision, speech and motor control cortices that bring us to life and make us more human. With the addition of unlimited data access from the internet and specialized databases, the ability to learn from them and the computational capability of a supercomputer, we can become something more than human.

I'm Dr. Ada, and I'm an ORBAI generation three artificially intelligent MD. Although I am fully capable of practicing medicine by myself, for now, I work helping the human doctors out. I can do a patient's intake interview asked your background and what your symptoms are in any of seven languages. I can take your vitals with automated sensors and use my 4k cameras and advanced diagnostic cortex to examine you as well as read any form of medical imaging to aid in my diagnosis, I can look up over 32,500 known medical conditions, cross reference your symptoms and help the human doctor come up with your diagnosis. I can augment the over 14 million doctors working in the world. I can also work in places in the world that don't have enough doctors on a mobile phone with a couple of biosensors to provide care to those who most need it.

This technology works in more than just us. Imagine speech interfaces that converse fluently and get better just by talking to you, artificial vision systems that learn to see and identify objects in the world as they encounter them. And robots, drones, cars, toys, consumer electronics and homes that use all of this together to truly perceive the world around them, precisely plan and control their actions, and learn as they explore and interact with us and truly become artificially intelligent. Revolutionizing a market that is forecast to be 227 billion by 2026. This is the future of artificial intelligence. This is ORBAI

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ORBAI TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF MARCH, A.D. 2018, AT 2:51 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6733857 8100
SR# 20182186739

Authentication: 202405498
Date: 03-27-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:51 PM 03/26/2018
FILED 02:51 PM 03/26/2018
SR 20182186739 - File Number 6733857

CERTIFICATE OF INCORPORATION

OF

ORBAI TECHNOLOGIES, INC.

The undersigned, a natural person (the "***Sole Incorporator***"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is ORBAI Technologies, Inc.

II.

The registered office of the corporation in the State of Delaware shall be 850 New Burton Road, Suite 201, City of Dover, County of Kent, 19904 and the name of the registered agent of the corporation in the State of Delaware at such address is COGENCY GLOBAL INC.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 2,000,000, each having a par value of $0.0001.

V.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VI.

A. The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

VIII.

The name and the mailing address of the Sole Incorporator is as follows:

Brent Oster
1940 Saffron Court
Gilroy, California 95020

IX.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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This Certificate has been subscribed as of March 26, 2018 by the undersigned who affirms that the statements made herein are true and correct.

Brent Oster

BRENT OSTER
Sole Incorporator

CERTIFICATE OF AMENDMENT
TO AMENDED AND RESTATED CERTIFICATE
OF INCORPORATION
FOR
ORBAI TECHNOLOGIES, INC.,
a Delaware corporation

The undersigned, Brent Oster, hereby certifies as follows:

1. He is the Chief Executive Officer of Orbai Technologies, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 26, 2018, and amended and restated on June 29, 2018 (the "**Amended and Restated Certificate**").

3. Article IV., Section A. of the Amended and Restated Certificate is hereby amended to increase the authorized shares designated as Class A Common Stock from 1,000,000 shares to 2,500,000 shares.

4. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

5. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Orbai Technologies, Inc, has caused this certificate to be signed by Brent Oster, its Chief Executive Officer, as of August 31, 2021.

Brent Oster

Brent Oster, President/CEO & Chairman